

The way forward for Flex Fuels Energy, Inc.

Investor Presentation July 2009

Forward-Looking Statements

The statements in this presentation that relate to the company's expectations with regard to the future impact on the company's results from acquisitions or actions in development are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements in this document may also contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, such statements should not be regarded as a representation by the Company, or any other person, that such forward-looking statements will be achieved. Since the information may contain statements that involve risk and uncertainties and are subject to change at any time, the company's actual results may differ materially from expected results. Flex Fuels Energy, Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In light of the foregoing, readers are cautioned not to place undue reliance on such forward-looking statements.



New management elected by Shareholders on December 12, 2008

97.4% of votes cast in favour

Company not in good shape

    Cash resources significantly depleted

    Cardiff Project making no progress and in doubt

    Legal actions outstanding in Nevada

Actions

Review of prior management & advisors actions

Review of Cardiff project as planned by prior management

Address Nevada legal actions

Examine strategic prospects for re-building value

Actions of Previous Management

Barrows had seized control

Company had not been managed by its board

Company in disarray

Vast costs incurred in resisting shareholder meeting

Barrows dismissed for gross misconduct early 09

UK employment law process followed

Flex Fuels Energy Ltd Cardiff Project

Diligent review was required given investment to date

No D&O insurance – board could not shut down Cardiff arbitrarily, directors may have been exposed

Carried out by J Nangle & G Hilton, energy advisors to UK Government

Project proved as fundamentally flawed and unviable

Reengineered to viability - but not for Flex, given its depleted resources and damaged reputation

Project abandoned June 09



Nevada Legal Actions

No risk to Company, Barr not adverse

❶County court action Barr v. Barrows/Laird/Company (to force shareholder's meeting)

   Under review

❷Federal court action Barrows & Company v. Barr (to put Barr to cost in proxy fight);

   Company has withdrawn from federal action

   Barr to obtain summary judgement to close case

   Barrows has not responded

 

Strategic Review

Dec 08 cash return unlikely to be > 10c per share

Cash circa $7m a significant resource

Cost reduction programme

Potential recovery of costs incurred by prior management

Share capital reduction

Malibu Gold Property progression

Future strategy to rebuild value



A bold move forward from the failed Flex Fuels Energy Ltd Cardiff project ➔➔➔



Creation of high growth potential technology based group

Potential cash recovery & reduction in share capital

High growth potential projects only way to rapidly rebuild material shareholder value, leveraging cash

Small focussed team (CEO, CFO, Integration Director, Financial Controller) taking this forward

Actively managed JV subsidiaries

First step already taken with WDX



Potential for cash recovery

Company has had minimal contact Barrows (previous CEO / Chairman), his lawyers have not heard from him, no employment claim anticipated

Costs and damages might be recovered from parties responsible for the costs incurred or caused in 2008, if commercially expedient

Company counsel and auditor replaced

Nevada litigators engaged

Company is able to fund any potential recovery



Reduction in Share Capital

Company has reduced shares issued by 24.5% for a cost of approximately only 2% of NAV;

> Purchase from 3 of the 4 FFE Ltd Founder Shareholders
>
> 16,989,136 shares at 0.8 cents per share

52,391,297 shares out after this retirement

Progressive deal for Company - stock to be returned to treasury benefitting all remaining shareholders



Reduction in Costs

Company suffered costs in 2008 and Q1 2009 as a result of situation inherited by new management

Aggressive steps taken to reduce non-productive costs including review & closure of Cardiff – at a cost, now ceased

Headcount reduced to 4, new counsel & auditor

Monthly run rate reduced from a total approx. $290K in 08 / Q1 09 to est. $70K (corporate overhead/compliance going forward - excluding new strategy investment)

Cash to be managed tightly ahead of income generation



Malibu Gold Property



Company's historical asset in British Columbia

Potential gold prospect, 100% owned

Claimed area increased to 683 hectares in 2008

Company carried out study for <$40k in 2009

Third party interpretation of samples and assays under way

Results to determine next steps

May not fit with technology strategy



WDX Organisation

London based financial technology company

Company has 51% of WDX for £150K loan

Option to buy another 22% for a further £450K loan

Derivative product to mitigate foreign exchange risk, worldwide market

Actively managed by Company

Phase 1 on track, WDX in talks under NDA with global institutions, active newsflow expected

Exciting potential, about to go fully public



Future Opportunities

More high growth potential projects under examination



3-4 opportunities to be entered to spread risk

Some higher end of risk spectrum if they have outstanding potential

Lower risk opportunities for early cashflow

Cash resource a valuable lever in current environment

Aggressive deals can be done

Company and subsidiary management motivated to perform



A New Beginning

Tough starting point due to past problems

Opportunity for recovery of costs

To be renamed Flex Group or similar

WDX an exciting & potentially very material project

More high growth potential projects under examination

Overhead trimmed, focussed, lean team

New website to be released by e/o July

Everything to play for


Search
Home
Group Companies
Corporate
Investors
News
Contact
Actively managed technology businesses with high growth potential.
Our businesses are actively managed by a small, efficient corporate team. We look at the core prospects for any business and beyond standard box-ticking. We think independently and are highly motivated. When a prospect has the right potential for Flex Group but needs resources we fill that gap, seizing opportunities that others overlook.
The Flex Group business aim is single and simple; to rapidly build value for our stockholders.
The Malibu Gold Property is a mineral exploration prospect located approximately 110 km northwest of Vancouver, British Columbia. It is our oldest asset and 100% owned by Flex Group...more
MALIBU GOLD
The WDX Organisation is an innovative financial company located in the heart of the City of London, U.K. WDX has a novel technology delivering a sophisticated financial derivative to mitigate currency risk. WDX is 51% by Flex Group and we have an option to acquire a further 22%...more
wdx ORGANISATION
Exchange is no longer foreign.
Flex Group plans to enter further high growth potential businesses in the future. Discussions are continually in progress...more
News
2009 Press Releases
23 February 2009
Flex Fuels Energy, Inc. Announces Cardiff Project Update
Flex Fuels Energy, Inc. ("Flex Fuels" or the "Company") (OTCBB:FXFL) today announced the progress of a review of the prospects for its planned oilseed crushing plant at Cardiff ("Project")... more
5 February 2009
Flex Fuels Energy, Inc. Phase 2 Mineral Exploration
2 February 2009
Flex Fuels Energy, Inc. Corporate Inquiry & Operational Review
Market Data
Flex Fuels Energy Inc (OBB:FXFL)
Jun 11, 2009 Open: 0.0500 High: 0.0500 Vol: 20,000
Time: Last: 0.0500 Low: 0.0500 Chg: -0.010(-16.67%)
- Splits
View History || Download History
© Flex Group All rights reserved. | About | Contact Us | Terms & Conditions | Privacy

18